                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. ____)*

--------------------------------------------------------------------------------

                      INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                                   (Name of Issuer)


                                     COMMON STOCK
                            (Title of Class of Securities)

                                      460259104
                                    (CUSIP Number)

                                  FRED H. DEINDORFER
                                   9162 ETON AVENUE
                                 CHATSWORTH, CA 91311
                                    (818) 709-1244
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  DECEMBER 26, 1996
               (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number  460259104
              ---------

1)  Names of Reporting Persons

    S.S. or I.R.S. Identification Nos. of above persons

    TOA Medical Electronics Co., Ltd.,  None

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
         -------------------------------------------------
    (b)
         -------------------------------------------------

3)  SEC Use Only
    --------------------------------------------------------------------------

4)  Source of Funds (See Instructions)        WC
                                      ----------------------------------------

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)     Not Applicable
             ------------------------

6)  Citizenship or Place of Organization               Japan
                                        --------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7)  Sole Voting Power                        331,851
                     ---------------------------------------------------------

8)  Shared Voting Power                         0
                       -------------------------------------------------------

9)  Sole Dispositive Power                   331,851
                          ----------------------------------------------------

10) Shared Dispositive Power                    0
                            --------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                             331,851
    --------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    --------------------------------------------------------------------------

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)
                                  5.3% as of April 29, 1996
    --------------------------------------------------------------------------


14) Type of Reporting Person (see
    Instructions)                           CO
                                   --------------------------------------------

Item 1        SECURITY AND ISSUER.

              This Schedule 13D relates to shares of Common Stock (the "Stock") of International Remote Imaging Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9162
Eton Avenue, Chatsworth,   91311.

Item 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is being filed by TOA Medical Electronics Co., Ltd., a corporation organized under the laws of Japan ("TOA"). TOA's principal business is manufacturing medical diagnostic equipment. The address of TOA's principal office is at 7-2-1 Minatojima-nakamachi, Chuo-ku, Kobe, 650 Japan. The name, business or residence address and present occupation or employment of each of the executive officers and directors of TOA are set forth in EXHIBIT 1 hereto and are incorporated herein by reference. All directors of TOA hold Japanese citizenship.

         During the last five years, none of TOA or its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it would be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              331,851 shares of Stock of the Issuer was transferred from TOA's subsidiary, Sysmex Corporation of America (formerly known as TOA Medical Electronics (U.S.A.), Inc. and as Sysmex Corporation) ("Sysmex") on December 26, 1996 for a cash aggregate consideration of One Million Four Hundred Fourteen Thousand Three Hundred and Fifteen Dollars ($1,414,315.00). The source of such funds was TOA's working capital.

Item 4.       PURPOSE OF TRANSACTION.

              The purpose of the transaction was to transfer to TOA the holding of Stock of the Issuer which had been owned by Sysmex. TOA has no present plans or proposals which relate to or would result in:

                   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                   (e) Any material change in the present capitalization or dividends policy of the Issuer;

                   (f) Any other materials change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                   (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                   h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

                   (j)  Any action similar to any of those enumerated above.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

                   (a) The aggregate number of shares of Stock of the Issuer beneficially owned by TOA is 331,851, representing 5.3% of the Stock of the Issuer as of April 29, 1996.

                   (b) TOA has sole power to vote and to dispose of all of the 331,851 shares of the Stock of the Issuer.

                   (c)-(e)  Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              331,851 shares of Stock of the Issuer was transferred from Sysmex to TOA pursuant to a Stock Purchase Agreement dated as of December 26,

              1996 between TOA and Sysmex, a copy of which is attached hereto as EXHIBIT 2.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

              1.   Persons referenced in Item 2.

              2. Stock Purchase Agreement dated as of December 26, 1996 between TOA and Sysmex.

                                      SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 1997



                                            /s/ Hisashi Ietsugu
                                            Hisashi Ietsugu
                                            President, TOA Medical Electronics
                                            Co., Ltd.

                                     EXHIBIT INDEX


                                                                Sequentially
                                                                Numbered Page
                                                                ------------
-
1.       Persons referenced In Item 2.                               ______

2.       Stock Purchase Agreement dated as of
         December 26, 1996 between TOA and Sysmex.                   ______